Exhibit 99.1

Fang and China Index Announce Completion of Separation by Way of Distribution

BEIJING, June 12, 2019 /PRNewswire/ -- Fang Holdings Limited (NYSE: SFUN) (“Fang”), a leading real estate Internet portal in China, and China Index Holdings Limited (NASDAQ: CIH) (“CIH”), the largest real estate information and analytics service platform provider in China*,  today announced that on June 11, 2019, they completed the separation of CIH from Fang to form two independent, publicly traded companies with differing business objectives and opportunities, via a dividend distribution of all the CIH’s ordinary shares owned by Fang to Fang’s equity holders.

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*	in terms of geographical coverage and volume of data points as of December 31, 2018, according to an industry report commissioned by CIH and prepared by Frost & Sullivan in 2019.

Following the separation and distribution, CIH will strategically focus on serving the commercial property sector in China to capture the enormous market opportunity from its rapid development, while Fang will retain its business operating a real estate Internet portal focusing primarily on serving the residential property sector.

As part of the separation and distribution, CIH has appointed four new board members, Huang Yu, Jie Jiao, Robert Ciemniak, and Jeff Xuesong Leng, who have brought with them leadership and experience in capital markets and corporate operating roles.  Mr. Vincent Tianquan Mo remains and will continue to serve as chairman of both the board of CIH and the board of Fang.

About Fang

Fang operates a leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides primarily marketing, listing, financial and value-added services for China’s fast-growing real estate and home furnishing and improvement sectors. Its user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains approximately 65 offices to focus on local market needs and its website and database contains real estate related content covering 658 cities in China. For more information about Fang, please visit http://ir.fang.com.

About CIH

CIH operates the largest real estate information and analytics service platform in China.* Its services span across database, analytics, promotions and listing services for China’s real estate markets. CIH serves a substantial base of real estate participants in China, including industry professionals and business communities, with an authoritative, comprehensive and seasonable collection of real estate data, complemented by a variety of powerful analytical and marketing tools. For more information about CIH, please visit www.chinaindexholdings.com.

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*	in terms of geographical coverage and volume of data points as of December 31, 2018, according to an industry report commissioned by CIH and prepared by Frost & Sullivan in 2019.

Safe Harbor Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions, and include, without limitation, statements regarding the completion of the separation and distribution. Such statements are based upon management’s current expectations and current market and other conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Fang’s or CIH’s control, which may cause the completion of the separation and distribution and the operations of Fang and CIH to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the market and other conditions and Fang’s and CIH’s results of operations. Further information regarding these and other risks, uncertainties or factors is included in Fang’s filings or CIH’s filings with the Securities and Exchange Commission. Neither Fang nor CIH undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Fang’s Contact Information: Mr. Zijin Li, Acting CFO, Phone: +86-10-5631-8805, Email: lizijin.bj@fang.com; Ms. Jessie Yang, Investor Relations Director, Phone: +86-10-5631-8805, Email: jessieyang@fang.com; CIH’s Contact Information: Ms. Lili Chen, Financial Controller, Phone: +86-10-5631-9106, Email: chenlili@fang.com